BEHRINGER HARVARD REIT I, INC.

June 30, 2008

Via Edgar and Federal Express

Ms. Cicely LaMothe

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Behringer Harvard REIT I, Inc.

                                                Form 10-K for the year ended 12/31/2007
Filed on 3/31/2008
File No. 000-51293

Dear Ms. LaMothe:

On behalf of Behringer Harvard REIT I, Inc. (the “Company”), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2007, as set forth in the Commission’s letter dated June 16, 2008.  The headings and paragraph numbers below correspond to the headings and paragraph numbers of the Commission’s letter.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

Financial Statements and Notes

Note 2 — Summary of Significant Accounting Policies

Real Estate, page F-8 — F-9

1.             The value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, while above market leases should be based on just the remaining non-cancelable lease term. The resulting value would be amortized over this same period. Please tell us if this methodology differs from your definition of the determined lease term. If applicable, please quantify the impact on your financial statements of any differences.

RESPONSE: The Company confirms that the Staff’s methodology does not differ from the Company’s definition of the determined lease term, which is based on the definition provided by paragraph 22a of Financial Accounting Standards Board Statement No. 98, Accounting for Leases.

The Company respectfully notes that it has clarified its policy both in Note 3 to its consolidated financial statements for the quarter ended March 31, 2008 and in its Critical Accounting Policies and Estimates, as filed in its Form 10-Q on May 15, 2008.

Ms. Cicely LaMothe

June 30, 2008

Note 12 — Stockholders’ Equity

Capitalization, page F-19

2.             We note that you sold 1,000 shares of your convertible preferred stock to your Advisor for $1,000. Please advise us how you determined the value of the preferred stock issued.

RESPONSE:  In determining the value of the convertible stock, the Company’s board of directors evaluated its terms.  In particular, the board noted that the convertible stock may not be converted into shares of the Company’s common stock until the occurrence of (1) receipt by the Company’s holders of common stock of distributions equal to the sum of the aggregate capital invested plus a 9% cumulative, non-compounded, annual return on their capital contributions and (2) the occurrence of certain events, such as the sale of the Company or its assets, the listing of the Company’s shares of common stock on a national securities exchange or a change in control of the Company’s advisor.  The board noted, that until one of these triggering events, the convertible stock would not entitle the holder to any of the economic benefits attributable to the common stock such as distributions and, with certain limited exceptions, is not entitled to vote on any matter, or to receive notice of, or to participate in, any meeting of stockholders of the Company at which they are not entitled to vote.  Thus, the board agreed to issue the shares of convertible stock at a nominal price equal to $1.00 per share.  Further, at the date of the issuance of the shares of convertible stock, for accounting purposes, management determined the time of conversion for the shares of convertible stock uncertain and unlikely.

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Please contact me if you have any questions regarding the foregoing.

Very truly yours,

BEHRINGER HARVARD REIT I, INC.

/s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer

cc:           Gerald J. Reihsen, III

                Telisa Webb Schelin

                Michael J. Choate